CM


02003821
hours per response . . . 12.00

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SEC FILE NUMBER
8- 35609

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

RECEIVED MAR 04 2002

3/6/02

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01-01-01 (MM/DD/YY) AND ENDING 12-31-01 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
SAUSLEY SECURITIES, INC.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

207 CEDAR POINT DRIVE
(No. and Street)

LEAGUE CITY	TEXAS	77573
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

SANDRA K. SAUSLEY (281) 316-9234
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

THOMAS G. RICHARDS, CPA
(Name — if individual, state last, first, middle name)

16815 ROYAL CREST DRIVE, SUITE 110	HOUSTON	TX	77058
(Address)	(City)	(State)	Zip Code)

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).

PROCESSED
MAR 26 2002
P THOMSON FINANCIAL

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

3-22-02

OATH OR AFFIRMATION

I, SANDRA K. SAUSLEY, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of SAUSLEY SECURITIES, INC., as of DECEMBER 31, 2001, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

____

____

____

[signature]
Signature

PRESIDENT
Title

[signature]
Notary Public



KATHY PROTHRO
Notary Public, State of Texas
My Commission Expires
JUNE 21, 2004

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

TABLE OF CONTENTS

THOMAS G. RICHARDS, CPA
Certified Public Accountant & Business Consultant

Independent Auditor's Report

Board of Directors
Sausley Securities, Inc.

We have audited the accompanying statement of financial condition of Sausley Securities, Inc. as of December 31, 2001, and the related statements of income, changes in stockholder's equity, and cash flows for the year then ended. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted the audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Sausley Securities, Inc. as of December 31,2001, and the results of its operations and its cash flows for the year then ended in conformity with generally accepted accounting principles.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Thomas G. Richards, CPA

Thomas G. Richards, CPA
February 28, 2002

16815 Royal Crest Dr. Suite 110 ♦ Houston, Texas 77058 ♦ (281) 286-2215 ♦ FAX (281) 286-2236

SAUSLEY SECURITIES, INC.
STATEMENT OF FINANCIAL CONDITION
December 31, 2001

ASSETS		
Cash	2,347	
Marketable Securities (at market)	36,911	
Accounts Receivable	5	
Federal Income Tax Credit	464	
TOTAL ASSETS		**39,727**
LIABILITIES		
Accounts Payable	1,000	
Loan from Shareholder	4,140	
Federal Income Taxes Payable		
TOTAL LIABILITIES		**5,140**
STOCKHOLDER'S EQUITY		
Common Stock, no par value, 10,000 shares authorized, 1400 issued and outstanding	7,000	
Retained Earnings	27,587	
TOTAL STOCKHOLDER'S EQUITY		**34,587**
TOTAL LIABILITIES AND STOCKHOLDERS EQUITY		**39,727**

The accompanying notes are an integr al part of these financial statements.

SAUSLEY SECURITIES, INC.
STATEMENT OF INCOME
For the Year Ended December 31, 2001

REVENUE	
Commissions	8,571
Capital Gains and Interest	4,000
TOTAL REVENUE	**12,571**
EXPENSES	
Operating	10,616
Depreciation	2,263
Regulatory Fees and Expenses	961
Professional Fees	1,000
Unrealized Loss on Mutual Fund Securities	13,182
Communications	574
TOTAL EXPENSES	**28,596**
NET PROFIT BEFORE INCOME TAXES	**(16,025)**
TOTAL INCOME TAX PROVISION	(464)
NET LOSS	**(15,561)**

The accompanying notes are an integral part of these financial statements.

SAUSLEY SECURITIES, INC.
STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
December 31, 2001

	Common Stock	Retained Earnings
Balance at January 1, 2001	7,000	43,148
Net Profit		(15,561)
Balance December 31, 2001	7,000	27,587

The accompanying notes are an integral part of these financial statements.

SAUSLEY SECURITIES, INC.
STATEMENT OF CASH FLOWS
December 31, 2001

CASH FLOWS FROM OPERATING ACTIVITIES	
Net Profit	**(15,561)**
Adjustments to reconcile to net cash provided by operating activities	
Depreciation	2,263
Decrease in federal income taxes payable	806
Decrease in accounts receivable	1,342
NET CASH PROVIDED (USED) BY OPERATING ACTIVITIES	**(11,150)**
CASH FLOWS PROVIDED (USED) FROM INVESTING ACTIVITIES	
Loan from stockholder	**4,140**
Reinvested income on securties an unrealized loss	**9,312**
NET CASH PROVIDED (USED) BY INVESTING ACTIVITIES	**13,452**
NET INCREASE (DECREASE) IN CASH	**2,302**
CASH AT BEGINNING OF YEAR	**45**
CASH AT END OF YEAR	**2,347**

The accompanying notes are an integral part of these financial statements.

Sausley Securities, Inc.
Notes to Financial Statements
December 31, 2001

NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Sausley Securities, Inc. was incorporated December 6, 1985. Since January 1988, the Company has operated as an Introducing Broker/Dealer. As such, the Company solicits sales of mutual fund shares.

All trades are carried on the books of the mutual fund whose shares are traded on a fully disclosed basis.

Method of Reporting

The Company has adopted the method of reporting as set forth by the American Institute of Certified Public Accountants in the Industry Audit Guide Audits of Brokers and Dealers in Securities.

Revenues and Expenses

Commission revenue and expense and the related receivable or liability is recorded as of trade date. Investment income is recorded when earned

Marketable Securities

Marketable securities are valued at market value. The resulting difference between cost and market is included in income. Marketable securities consist of Mutual Fund Shares. During the year 2001 these securities declined in value $13,182.00

Income Taxes

Income taxes are accounted for in accordance with the provisions of Statement of Financial Accounting Standards Number 96, which was adopted by the Company on January 1, 1989 and reflects accounting standards under SFAS No. 109, "Accounting for Income Taxes," which superseded APB Opinion No. 11, SFAS No. 96, and numerous related interpretations and amendments and was effective for years beginning after December 15, 1992.

NOTE B - INCOME TAXES

The Company had Federal Income Tax Credit of $464.00.00 for the year 2002

NOTE C - LIABILITIES SUBORDINATED TO THE CLAIMS OF GENERAL CREDITORS

The Company was not liable on any notes or borrowings at December 31, 2001

NOTE D - LOANS FROM STOCKHOLDERS

An operating loan was made to the Company by its sole stockholder Sandra Sausley, to be repaid as cash becomes available in 2002

The accompanying notes are an integral part of these financial statements.

SAUSLEY SECURITIES, INC.
Computation of Net Capital Under Rule 15C3-1
Of the Securities and Exchange Commission
As of December 31, 2001

Total stockholder's Equity qualified for net capital	34,587
Net capital before haircuts on securities position	34,587
Haircuts on securities positions	
Other Securities	5,536
Net Capital	29,051
Net Capital required by Rule 15c3-1(a)(2)	5,000
Excess net capital	24,051

Note:

There are no material differences between this statement and the amended Focus Report filed by Sausley Securities, Inc., February 28, 2002 and therefore no reconciliation was prepared.

SAUSLEY SECURITIES, INC.
RECONCILIATION OF COMPUTATION OF NET CAPITAL
UNDER RULE 15c3-1 AND THE COMPUTATION FOR
DETERMINATION OF THE RESERVE REQUIRED UNDER
EXHIBIT A OF RULE 15c3-3
AS OF DECEMBER 31, 2001

No reconciliation is included as Sausley Securities, Inc. is exempted from Rule 15c3-3, as the company does not maintain customers accounts and does not handle securities.

Schedule II

The accompanying notes are an integral part of these financial statements.

THOMAS G. RICHARDS, CPA

Certified Public Accountant & Business Consultant

Board of Directors
Sausley Securities, Inc.

In planning and performing the audit of the financial statements of Sausley Securities, Inc. for the year ended December 31, 2001, we considered its internal control structure, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

We also made a study of the practices and procedures followed by the Company in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3 (a) (11) and the procedures for determining compliance with the exemptive provisions of Rule 15c3-3. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgements by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the proceeding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorizations and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5 (g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

16815 Royal Crest Dr. Suite 110 ♦ Houston, Texas 77058 ♦ (281) 286-2215 ♦ FAX (281) 286-2236

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we note no matters involving the internal control structure, including procedures for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2001, to meet the Commission's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission and other regulatory agencies, which rely on Rule 17a-5 (g) under the Securities Exchange Act of 1934 and should not be used for any other purpose.

Thomas G. Richards, CPA

Thomas G. Richards, CPA
February 28, 2002